1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 27, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 74% EQUITY INTEREST IN HUA JU ENERGY

On 24 October 2008, the Company and the Controlling Shareholder entered into the Acquisition Agreement, pursuant to which, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 74% equity interest held by the Controlling Shareholder in Hua Ju Energy. Hua Ju Energy is a joint stock limited company established in the PRC, which engages in the business of supplying electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. It owns and operates the six Power Plants which are all located near the coal mines of the Company and utilize coal gangue and coal slurry of the Company’s coal mines for heat and power generations. Most of the electricity and heat generated is to serve the coal mines operations of the Company and the Controlling Shareholder.

The Controlling Shareholder is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company and as one of the size tests exceeds 2.5%, the Acquisition is subject to the reporting, announcement as well as independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Acquisition Agreement and the Acquisition. The Controlling Shareholder and its associates will abstain from voting at the EGM on the ordinary resolution approving each of Acquisition Agreement and the Acquisition, which will be taken on poll as required under the Hong Kong Listing Rules.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Acquisition. The Company has also appointed China Merchants Securities as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition is in the interests of the Company and its Shareholders as a whole and whether the terms of the Acquisition are fair and reasonable.

A circular containing further information in relation to the Acquisition, the recommendation of the Independent Board Committee, the advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders, the valuation of the property interests of Hua Ju Energy as well as the valuation of Hua Ju Energy prepared by JLL Sallmanns and a notice of the EGM is expected to be dispatched to the Shareholders as soon as practicable.

BACKGROUND

The Directors hereby announce that on 24 October 2008, the Company entered into the Acquisition Agreement with the Controlling Shareholder for the conditional acquisition, subject to completion, of the 74% equity interest in Hua Ju Energy.

THE ACQUISITION AGREEMENT

Date of the Acquisition Agreement

24 October 2008

Parties

(i)	The Controlling Shareholder as transferor; and

(ii)	The Company as transferee

Interest to be transferred

74% equity interest in Hua Ju Energy

Consideration

RMB 593.24 million

Determination of the Consideration

The Consideration is determined based on arm’s length negotiations between the Company and the Controlling Shareholder, with reference to 74% of the equity interest in Hua Ju Energy as assessed by JLL Sallmanns, an independent valuer appointed by the Company.

JLL Sallmanns has assessed the net asset value of Hua Ju Energy as at 30 June 2008, being the valuation date, to be approximately RMB857.00 million (or equivalent to approximately HK$972.21 million). The valuation was prepared on the basis of market approach-guideline company method. 74% of the net asset value of Hua Ju Energy, after deducting its proposed dividends of RMB47.37 million from the net asset value as assessed by JLL Sallmanns, is RMB599.13 million. The Company and the Controlling Shareholder, through arm’s length negotiations, have agreed the Consideration for the Acquisition at RMB593.24 million (or equivalent to approximately HK$672.99 million), representing approximately 0.98% discount to the net asset value (excluding the proposed dividends) of 74% of the equity interest in Hua Ju Energy as assessed by JLL Sallmanns.

The Directors are of the view that as the Consideration of RMB593.24 million is determined based on arm’s length negotiations with reference to the valuation prepared by JLL Sallmanns, the Consideration is fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

The Consideration is intended to be financed by the Company’s internal resources.

Completion

(A)	Effective Date of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition Agreement shall become effective upon the fulfillment of the following conditions:

(a)	the proper execution of the Acquisition Agreement by the legal representatives or authorized persons of the parties;

(b)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(i)	approval by the respective board of directors of the Company and the Controlling Shareholder;

(ii)	approval of the Acquisition by the Independent Shareholders of the Company at the EGM;

(iii)	completion of all relevant legal procedures for transfer of State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorised acquiror of the 74% equity interest in Hua Ju Energy in accordance with the relevant laws; and

(iv)	approvals by Shandong Provincial SASAC in respect of the Acquisition.

(c)	there being no material adverse change in the business operations of Hua Ju Energy as at the Effective Date; and

(d)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

(B)	Transfer Date and payment of the Consideration

Pursuant to the Acquisition Agreement, upon the Acquisition Agreement becoming effective i.e. from the Effective Date, the parties shall proceed to complete the sale and purchase of the 74% equity interest in Hua Ju Energy as follows:

(a)	within 10 business days from the Effective Date (excluding the Effective Date), the parties shall apply to the Shandong Provincial Administration For Industry and Commerce for the registration of the 74% equity interest in Hua Ju Energy in favour of the Company provided that the date of such effective registration i.e. the Transfer Date, shall not be later than 31 January 2009 or such other later date as may be agreed between the Company and the Controlling Shareholder; and

(b)	within 10 business days from the Transfer Date (excluding the Transfer Date), the Company shall pay to the Controlling Shareholder the Consideration of RMB593.24 million (or equivalent to approximately HK$672.99 million).

INFORMATION ON HUA JU ENERGY

Hua Ju Energy was established by the Controlling Shareholder, Shandong Chuangye Investment and Development Limited, Shandong Jining Luneng Shengdi Electricity Group Limited, Shandong Honghe Mining Group Limited and Wu Zenghua in May 2002. The Controlling Shareholder contributed RMB341.22 million by injecting the six Power Plants and cash which at the time of the capital contribution valued at RMB341.22 million. The current registered capital of Hua Ju Energy is RMB288,589,774 (or equivalent to approximately HK$327.38 million) which has been fully paid-up and verified. The current shareholding structure of Hua Ju Energy is set out below:

Shareholder	No. of shares held	Percentage of shareholding
Controlling Shareholder	213,569,774	74.00%
Shandong Chuangye Investment and Development Limited	41,020,000	14.21%
Jining Shengdi Investment Management Limited	19,900,000	6.90%
Shandong Honghe Mining Group Limited	14,000,000	4.86%
Wu Zenghua	100,000	0.03%
TOTAL:	288,589,774	100.00%

The principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The six Power Plants of Hua Ju Energy have been approved by the relevant authorized government department as environmentally friendly and power-conserving power plants and enjoy certain tax benefits as a power generation company by utilizing low-grade coal and waste heat.

The headquarters of Hua Ju Energy is located in Zoucheng city of Shandong Province. Hua Ju Energy currently owns and operates the six Power Plants, each of which is located in the coal mine zone or nearby area of the headquarters of the Company, namely, Nantun power plant at Nantun coal mine, Xinglongzhuang power plant at Xinglongzhuang coal mine, Baodian power plant at Baodian coal mine, Dongtan power plant at Dongtan coal mine, Jining II power plant at Jiling II coal mine and Jidongxincun power plant at Jiling III coal mine. Hua Ju Energy has obtained ISO14001 environmental management system certificate, ISO9001 quality management system certificate and employment health safety management system certificate.

The aggregate installed capacity of the six Power Plants is 144 megawatts and the annual power generation capacity and heat supply capacity are 1.1 billion kilowatt-hours and 1.0 million steam tonnes, respectively. According to the audited financial statement prepared in accordance with the PRC accounting principles, the net profits before taxation of Hua Ju Energy for the two years ended 31 December 2007 and for the seven months period from January to July, 2008, were RMB84.85 million, RMB87.37 million and RMB65.32 million, respectively while the net realized profits after taxation of Hua Ju Energy for the two years ended 31 December 2007 and for the seven months period from January to July, 2008, were RMB66.99 million, RMB59.52 million and RMB48.95 million, respectively. The electricity and heat produced by the six Power Plants are mainly to serve the coal mines operations of the Company, the Controlling Shareholder and its subsidiaries. 77.32% of the production of electricity of Hua Ju Energy was supplied to the Company during 2007.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors (including the independent non-executive Directors) believe that the Acquisition creates an electricity management platform that is beneficial to the future development of coal resources of the Company. It also ensures stable supply of electricity to the Company, reduce the operation costs, enhance profitability and operational results as well as reduce the amount of connected transactions with the Controlling Shareholder. In line with the strategic development of the Company, the Acquisition further ensures environmental disposal of waste products such as coal gangue produced from the Company’s mining operations. The Directors believe the terms of the Acquisition Agreement and the Consideration are fair and reasonable insofar as the Company and the Shareholders are concerned. The reasons and benefits of the Acquisition are as follows:

(i)	The Acquisition will establish the management and operation platforms for the development of the Company’s power generation business and provide the power generation technologies and human resources favorable to the further exploitation of external coal supply and enhancement of the overall competition of the Company in the coal, electricity and coal chemical industries. An integrated coal/power capability is particularly important for the development of coal resources particularly in mid and western China, which would normally require simultaneous conversion operations of electricity or coal further processing;

(ii)	Coal gangue power generation is an environmental power generation business encouraged by the PRC government, and enjoys certain preferential tax policy;

(iii)	The Acquisition is expected to generate profits for the Company as Hua Ju Energy has entered into a mature stage of its development and has shown stable increase of its profitability;

(iv)	Under the effect of the global increase in energy prices, coupled with the shortage of electricity supply, and the PRC government’s policy to increase electricity price, it is expected that the Company’s internal electricity cost will steadily increase. The Acquisition will contribute to the reduction of the operating costs of the Company;

(v)	The Acquisition will better ensure that the coal mines and other assets of the Company shall receive priority in the supply of electricity and the environmental utilization of coal gangue and coal slurry, which otherwise will be treated as waste from the mining operations;

(vi)	The Acquisition will reduce to a considerable extent the amount of connected transactions with the Controlling Shareholder; and

(vii)	The Acquisition represents an efficient utilization of the Company’s cash resources.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

The controlling Shareholder is the controlling shareholder of the Company, holding 2,600,000,000 Shares of the Company, which represents approximately 52.86% of the total issued share capital of the Company and is hence a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company and as one of the size tests exceeds 2.5%, the Acquisition is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

INFORMATION ON THE COMPANY AND THE CONTROLLING SHAREHOLDER

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The Controlling Shareholder is a wholly State-owned corporation with a registered capital of RMB 3,353.388 million (or equivalent to approximately HK$3,804.00 million) and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing.

EGM

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Acquisition Agreement and the Acquisition. The Controlling Shareholder and its associates will abstain from voting at the EGM on the ordinary resolution approving each of Acquisition Agreement and the Acquisition, which will be taken on poll as required under the Hong Kong Listing Rules.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Acquisition. The Company has also appointed China Merchants Securities as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition is in the interests of the Company and its Shareholders as a whole and whether the terms of the Acquisition are fair and reasonable.

A circular containing further information in relation to the Acquisition, the recommendation of the Independent Board Committee, the advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders, the valuation of the property interests of Hua Ju Energy as well as the valuation of Hua Ju Energy prepared by JLL Sallmanns and a notice of the EGM is expected to be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder pursuant to the Acquisition Agreement;

“Acquisition Agreement”	the conditional agreement dated 24 October 2008 entered into between the Company and the Controlling Shareholder for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 10 H shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“China Merchants Securities”	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Consideration”	the consideration for the Acquisition;

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Directors”	the directors of the Company;

“Effective Date”	the date the Acquisition Agreement shall become effective upon fulfillment of the conditions of the Acquisition;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to approve, among other things, the Acquisition;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited;

“Hua Ju Energy”	, Shandong Hua Ju Energy Company Limited, a joint stock limited company established in the PRC in May 2002. The registered capital of Hua Ju Energy is RMB288,589,774 (or equivalent to approximately HK$327.38 million), the equity of which is held as 74.00% by the Controlling Shareholder, 14.21% by Shandong Chuangye Investment and Development Limited, 6.90% by Jining Shengdi Investment Management Limited, 4.86% by Shandong Honghe Mining Group Limited and 0.03% by Wu Zenghua ;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising independent non-executive Directors who are independent of the Acquisition;

“Independent Shareholders”	Shareholders other than the Controlling Shareholder and its associates, and who are not involved in, or interested in the Acquisition;

“six Power Plants”	the six power plants of Hua Ju Energy, namely, the Nantun power plant, Xinglongzhuang power plant, Baodian power plant, Dongtan power plant, Jining II power plant and Jidongxincun power plant, all of which have been approved by the relevant authorized government department as environmentally friendly and power-conserving power plants;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“JLL Sallmanns”	Jones Lang LaSalle Sallmanns Limited;

“Shandong Provincial SASAC”	, State-owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government;

“Shares”	A Shares and H Shares;

“Shareholders”	the shareholders of the Company;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Transfer Date”	the date of effective registration of the 74% equity interest in Hua Ju Energy in favour of the Company with the Shandong Provincial Administration for Industry and Commerce, provided that the Transfer Date shall not be later than 31 January 2009 or such other later date as may be agreed between the parties in writing;

“tonnes”	metric tonnes;

Note: Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of HK$1.00 to RMB0.8815. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province,

PRC, 24 October 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310